Exhibit 99.1

NR-16-07

*NOT FOR RELEASE IN THE UNITED STATES*

GOLD RESERVE CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT

SPOKANE, WASHINGTON, May 4, 2016

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company” or “Gold Reserve”) is pleased to announce the closing of the first tranche of its previously announced non-brokered private placement (the “Private Placement”). To date, the Company has issued an aggregate of 5,210,000 Class A Common Shares of the Company (the “Shares”) at a price of US $4.00 per share for proceeds in the amount of US $20,840,000. The Company has received conditional approval from the TSX Venture Exchange (the “TSXV”) for the issuance of up to an aggregate of 9,500,000 Shares and has been granted an extension until May 15, 2016 to complete the sale of the remaining Shares pursuant to the Private Placement.  The proceeds will be used by the Company for general working capital purposes.

No commission or finder’s fee was paid in connection with the Shares issued to date pursuant to the Private Placement. Such Shares were offered pursuant to exemptions from the prospectus requirements of applicable securities legislation and will be subject to a hold period in Canada of four months and a day from their date of issuance.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws that state Gold Reserve's or its management's intentions, hopes, beliefs, expectations or predictions for the future, including statements related to the completion of the balance of the Private Placement. In this release, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance or achievements expressed or implied by those forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, the fact that the Company may not be able to complete the sale of the remaining Shares pursuant to the Private Placement, the Company and the Bolivarian Republic of Venezuela (“Venezuela”) may not be able to reach agreement on definitive documentation for the transactions contemplated by the Memorandum of Understanding (the “MOU”) that the parties entered into on  February 24, 2016, the transactions contemplated by the MOU may otherwise not be completed, Venezuela may not be able to obtain financing on favorable terms, if at all, to fund the contemplated payments to the Company pursuant to the arbitral award granted in favor of the Company by the International Centre for Settlement of Investment Disputes in respect of the Brisas Project and for its mining data and the anticipated capital costs of the Brisas-Cristinas Project and the approval of the National Executive Branch of the Venezuelan government to create a Special Economic zone or otherwise provide tax and other economic benefits for the activities of the mixed company contemplated by the MOU may not be obtained. Reference is also made to the risk factors listed under the heading “Risk Factors” in the Company’s Management's Discussion and Analysis for the fiscal year ended December 31, 2015 filed on EDGAR and SEDAR, which risk factors are incorporated by reference herein.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the United States Securities and Exchange Commission and applicable Canadian provincial and territorial securities legislation.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities described herein, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The securities have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws.